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Consulting Agreement - Richard J. Hockert, Esq.

CONSULTING AGREEMENT

This Agreement is made and entered into the 18th day of November, 1998 by and between Richard J. Hockert, Esq., Dallas, Texas ("Consultant") and United National Film Corporation, a Colorado corporation (hereinafter UTNF), upon the following term and conditions.

RECITALS

WHEREAS, Consultant has acted as legal counsel in various legal matters beneficial to UTNF and has received no monetary remuneration for such services; and

WHEREAS, Consultant has agreed to continue to act as a consultant to serve

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UTNF for a period of twelve months from the date set out hereinabove on an as needed basis subject to his sole approval of each proposed assignment in the future and following such approval, to perform such services incidental thereto provided that he is compensated therefor in a manner and amount agreed upon between the parties; and

WHEREAS, UTNF has agreed to compensate Consultant for services as a legal advisor;

NOW THEREFORE, for in consideration of Ten Dollars in hand paid and other valuable consideration, the receipt and adequacy of which is hereby acknowledged and confessed, the parties hereto agree as follows:

1. UTNF shall issue to Consultant Thirty Thousand (30,000) shares of S-8 common stock in UTNF without legend and One Hundred Twenty Thousand (195,000) shares of 144 stock, restricted as to transfer in accordance with Rule 144, for the services rendered by Consultant acting as legal counsel to UTNF. UTNF agrees to file a form S-8 registration statement within six months of the date hereof pursuant to which the 144 stock issued hereunder shall be registered or shall be exchanged for shares which are registered pursuant to such S-8 filing;

2. Consultant shall continue to act as legal counsel to the corporation for so long as the Board of Directors of UTNF shall direct, subject to the acceptance of each assignment by Consultant, until Consultant shall resign from such capacity;

3. This Agreement may be enforced by both legal and equitable remedies. Should litigation become necessary to enforce the rights of either party to this Agreement, the prevailing party shall be entitled to recover all costs, including reasonable attorney's fees and costs.

4. This Agreement sets forth all of the premises, covenants, agreements, conditions and understandings between the parties hereto and supersedes all prior and contemporaneous agreements and understandings, inducements and conditions, express or implied, oral or written, except as herein contained. This Agreement may not be modified other than by another agreement in writing duly executed by the Parties hereto.
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5. This Agreement shall be governed by and construed in accordance with the laws of the State of California. By entering into this Agreement, the parties agree to the jurisdiction of the California courts with venue in Alameda County, California.

6, The provisions of this Agreement shall be binding upon each of the parties hereto and on their heirs executors, administrators, personal representatives or other legal representatives.

	IN WITNESS WHEREOF, the undersigned set their hands hereto as of the date first written hereinabove.

UNITED NATIONAL FILM CORPRAT1ON

Deno Paoli, Chairman/CEO

RICHARD J. HOCKERT

Richard  J  Hockert, Esq.